UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 0-15086
(Check One):       Form 10-K       Form 20-F       Form 11-K      ☒ Form 10-Q       Form 10-D
      Form N-SAR       Form N-CSR
For Period Ended:          September 30, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
     Full Name of Registrant: XYBERNAUT CORPORATION
     Former Name if Applicable: N/A
     Address of Principal Executive Office (Street and Number): 12701 Fair Lakes Circle, Suite 550
     City, State and Zip Code: Fairfax, Virginia 22033

PART II
RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Grant Thornton LLP advised Xybernaut Corporation (the “Company”) on April 14, 2005, that it resigned as the Company’s registered independent accounting firm because it could no longer rely on management’s representations.
The Company has also previously announced that investors and others should refrain from relying upon the Company’s historical financial statements, together with the related audit reports the Company received from Grant Thornton LLP, for the years ended December 31, 2002 and 2003, and interim quarterly reports for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004.
On April 19, 2005, the Company announced that its Audit Committee had concluded its own internal investigation and had reached the conclusion that there were, among others, violations of the Company’s disclosure and internal controls.
On July 13, 2005, the Company announced that Bruce C. Hayden resigned as the Company’s Senior Vice President and Chief Financial Officer effective July 8, 2005. Currently, the Company does not have a Chief Financial Officer.

On July 26, 2005, the Company announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia on July 25, 2005.
Currently, the Company has not engaged a new accounting firm to perform auditing services. Any engagement of a new accounting firm will be subject to Bankruptcy Court approval. In the event the Company engages a new accounting firm, the Company believes that it would need to instruct such new accounting firm to perform the following tasks in order to be in a position to provide the financial statements required by Form 10-K and Form 10-Q: audits of the Company’s financial statements for the years ended December 31, 2002, 2003 and 2004 and reviews, in accordance with applicable accounting standards, of the interim periods for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. Upon the conclusion of such audits and reviews, the Company may also be required to file amendments to previously filed Forms 10-K and Forms 10-Q for the periods mentioned in the immediately preceding sentence ending before October 1, 2004. At this time, the Company cannot provide assurance that it will engage a new accounting firm, and if so, when such filings will be made. Unless or until the Company is able to secure the services of such accountants, the Company will not be in a position to provide the financial statements required by Forms 10-Q and 10-K.
As a result of the foregoing, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 could not be filed by the prescribed due date without unreasonable effort or expense.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Perry L. Nolen	(703)631-6925

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company believes that its results of operations for the quarter ended September 30, 2005 will change significantly from the results of operations for the quarter ended September 30, 2004. Prior to the completion of its financial statements for the quarter ended September 30, 2005 and pending the Company’s determination as to whether prior period adjustments need to be made to the financial statements for the quarter ended September 30, 2004, the Company is unable to estimate reasonably the anticipated change in results of operations from the quarter ended September 30, 2004.

The Company continues to face a severe liquidity crisis and possible insolvency.

Xybernaut Corporation
(Name of Registrant as Specified in Charter)
     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005	By:	/s/ Perry L. Nolen

Perry L. Nolen President and Chief Executive Officer